UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Mark Wetzel
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,525,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,525,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,525,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 16,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 8,500,000 shares of Class A Common Stock that may be acquired upon the exercise of private placement warrants.  See Item 5.

(2)
Based on 200,113,340 shares of Class A Common Stock outstanding as of October 28, 2022, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2022, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants.  See Item 5.

1	NAMES OF REPORTING PERSONS
GSAM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,252,700 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,252,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,252,700 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects (i) 18,750,000 shares of Class A Common Stock and (ii) 8,500,000 shares of Class A Common Stock that may be acquired upon the exercise of private placement warrants. See Item 5.

(2)
Based on 200,113,340 shares of Class A Common Stock outstanding as of October 28, 2022, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2022, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

1	NAMES OF REPORTING PERSONS
GSAH II PIPE Investors Employee LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment”) amends the initial Schedule 13D (the “Initial Filing”) filed jointly by GS Sponsor II LLC (the “Sponsor”), GSAH II PIPE Investors Employee LP (“GSAH II PIPE Investors”), and GSAM Holdings LLC (“Holdings”), on November 1, 2021, as previously amended on October 19, 2022, and relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”). Sponsor, GSAH II PIPE Investors and Holdings are collectively referred to herein as the “Reporting Persons.” Disclosure items set forth in the Initial Filing as previously amended shall remain in effect, except to the extent expressly amended or superseded by this Amendment (the Initial Filing as previously amended and amended hereby, the “Schedule 13D”). All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing as previously amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) and (b)
The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is based upon the 200,113,340 shares of Class A Common Stock outstanding as of October 28, 2022, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2022, together with, where such Reporting Person beneficially owns the private placement warrants, 8,500,000 shares of Class A Common Stock underlying the private placement warrants.
GSAH II PIPE Investors has the shared power to vote or direct the vote of the 2,600 shares of Class A Common Stock of which it is the record owner.
The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of (i) the 16,025,000 shares of Class A Common Stock of which it is the record owner, and (ii) the 8,500,000 shares of Class A Common Stock that it has the right to acquire, within sixty days, upon conversion of the Private Placement Warrants of which it is the record owner.
Holdings is the managing member of the Sponsor and may be deemed to have beneficial ownership over (i) the shares of Class A Common Stock of which the Sponsor is the record owner, and (ii) the shares underlying the Private Placement Warrants of which the Sponsor is the record owner.  In addition, each of Employee Participation 1 LLC and Employee Participation 2 LLC are managed by a subsidiary of Holdings and, as a result, Holdings may be deemed to beneficially own (i) the 1,325,000 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, and (ii) the 1,400,000 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner. A subsidiary of Holdings also serves as the general partner and manager of each of NRD and GSAH II PIPE Investors, so, as a result, Holdings may be deemed to beneficially own the 2,700 shares of Class A Common Stock held of record by the PIPE Participation LLCs (as to which Holdings shares only voting power).
(c) On December 6, 2022, NRD distributed 1,300,000 shares of Class A Common Stock in kind to its limited partners and GSAH II PIPE Investors distributed 15,472,383 shares of Class A Common Stock in kind to its limited partners. A subsidiary of Holdings serves as the general partner and manager of each of NRD and GSAH II PIPE Investors.
(d) Certain employees of affiliates of Goldman Sachs & Co. LLC hold and may in the future be awarded certain contingent interests in the Class A Common Stock held by the Employee Participation Vehicles (which may be deemed beneficially owned by Holdings, as described above).
(e) On December 6, 2022, GSAH II PIPE Investors ceased to be a beneficial owner of more than 5% of the Class A Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 7, 2022

GS SPONSOR II LLC

By:	/s/ Mark Wetzel
Name: Mark Wetzel
Title: Vice President

GSAM Holdings LLC

By:	/s/ Mark Wetzel
Name: Mark Wetzel
Title: Vice President

GSAH II PIPE Investors Employee LP

By:	Goldman Sachs & Co. LLC

	By:	/s/ Mark Wetzel
Name: Mark Wetzel
Title: Managing Director

SCHEDULE A

Directors and Executive Officers of GSAM Holdings LLC, GS Sponsor II LLC, and GSAH II PIPE Investors Employee LP

GSAM Holdings LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Julian Salisbury, Director, Co-Chief Executive Officer	Goldman Sachs	200 West Street, New York, NY	Julian Salisbury, Director, Co-Chief Executive Officer
Luke Sarsfield, Director, Co-Chief Executive Officer	Goldman Sachs	200 West Street, New York, NY 10282	United States
Laurence Stein, Director, Chief Operating Officer	Goldman Sachs	200 West Street, New York, NY 10282	United States
Mark Wetzel, Vice President	Goldman Sachs	200 West Street, New York, NY 10282	United States

GS Sponsor II LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Raanan Agus, President	Goldman Sachs	200 West Street, New York, NY 10282	United States
Mark Wetzel, Vice President	Goldman Sachs	200 West Street, New York, NY 10282	United States

GSAH II PIPE Investors Employee LP

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Raanan Agus, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States
Michael Brandmeyer, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States
Harold Hope, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States